

Mail Stop 3720

July 9, 2010

Via U.S. Mail and Fax (888.888.9115)
Gregory S. Ayers
Principal Financial and Accounting Officer
inContact, Inc.
7730 South Union Park Avenue
Suite 500
Midvale, UT 84047

> **Re:** **inContact, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the fiscal quarter ended March 31, 2010**
> **File No. 001-33762**

Dear Mr. Ayers:

We have reviewed your supplemental response letter dated June 29, 2010 as well as the above referenced filings and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Proposal No. 1 Election of Directors, page 5

Directors and Officers, page 5

1. We note your response to comment three in our letter dated June 17, 2010, and we re-issue our comment. As previously noted, Item 401(e)(1) is intended to elicit personalized disclosure for each director. Although you state that the same factors were relevant to all three directors, the item requires a more specific discussion of these factors on a person-by-person basis. Further, while we acknowledge that the rules "do not specify the particular

information that should be disclosed," the item does require that you discuss the information presented with specificity. Please revise accordingly.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

2. We note your response to comment four in our letter dated June 17, 2010, and we re-issue our comment. While we previously noted the disclosure you cite in your response, your disclosure regarding base salaries implies that you benchmark such compensation based on the fact that you target salaries "near or below the median of the range of salaries for executives at companies in similar positions and with similar responsibilities as our executives officers." Note that benchmarking generally entails using compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision. The number of companies used does not impact the determination as to whether compensation was, in reality, benchmarked. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.   Therefore, it appeared from your disclosure that you engaged in benchmarking when setting base salaries. If your base salary disclosure is, in fact, inconsistent with the method actually employed by the Compensation Committee when setting base salaries, please confirm that you will revise your disclosure in future filings to clarify this issue. Otherwise, identify the companies used in benchmarking.

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You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director